Exhibit 99.7

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1. DEFINITIONS

1.1 In this Scheme the words and expressions set out below shall have the meanings specified against them unless otherwise specifically provided and any reference to a provision of an Act of Parliament or Statutory Instrument shall include any modification re-enactment or extension of it for the time being in force.

Accounting Period means an accounting reference period of the Company within the meaning of Section 224 or 225 (as appropriate) of the Companies Act 1985;

Acquiring Company means any company mentioned in Rules 9.1(a), (b) and (c), being a company within the meaning of Section 832 of the 1998 Act;

the 1988 Act means the Income and Corporation Taxes Act 1988;

the 2003 Act means the Income Tax (Earnings and Pensions) Act 2003;

Any Other Scheme means any employee share option scheme (other than the Scheme) adopted by the Company;

Approval Date means the date on which the Scheme was approved by the Company in general meeting;

Associated Company means an associated company of the Company within the meaning given to those words by Paragraph 47(1) of Schedule 3 to the 2003 Act;

Auditors means the auditors for the time being of the Company or in the event of there being joint auditors such one of them as the Directors shall select;

Bonus means any sum payable by way of terminal bonus under a SAYE Contract being the additional payment made by the Nominated Savings Authority when repaying contributions made under a SAYE Contract and “3 Year Standard Bonus” shall mean the Bonus so payable immediately after 36 monthly contributions have been made under an SAYE Contract and “5 Year Standard Bonus” shall mean the Bonus so payable immediately after sixty monthly contributions have been made since the Commencement Date and “Maximum Bonus” shall mean the Bonus payable two years after the 5 Year Standard Bonus is payable;

Bonus Date means in relation to an Option: (i) where the number of Shares over which an Option is granted is ascertained after taking account of the Maximum Bonus payable under the related SAYE Contract, the earliest date on which the Maximum Bonus is payable, and (ii) in any other case the earliest date on which any other bonus is payable under the relevant SAYE Contract;

Commencement Date means the starting date of an Eligible Employee’s SAYE Contract;

the Company means Prudential plc;

Control has the meaning given to that word by Section 840 of the 1988 Act;

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Dealing Day means any day on which the London Stock Exchange is open for the transaction of business;

Directors means the directors for the time being of the Company or a duly authorised committee of the directors at which a quorum is present;

Eligible Employee means

(a)	an employee (including an executive director who is required under the terms of his employment to devote at least 25 hours each week to his duties) of any Participating Company who:
(i)	on 31 December immediately prior to the date on which the invitations are made in accordance with Rule 3.2, had been employed under a contract of service for a continuous period of three years (or such shorter period as the Directors may in their discretion decide) whether or not the company concerned has been a Participating Company throughout such period;
(ii)	the earning from such office or employment are (or would be if there were any) general earnings to which Section 15 or 21 of the 2003 Act applies (earnings for year when employee is resident and ordinarily resident in the UK); and
(iii)	is still so employed and so chargeable to tax at the time the invitations are made; and
(b)	any other employee, or group or class of employees, of a Participating Company whom the Directors in their absolute discretion may determine shall be eligible to be granted an Option provided that no employee shall be an Eligible Employee who is prohibited from participating by the provisions of Paragraph 11 of Schedule 3 to the 2003 Act.

Grant Period means the period of 42 days commencing on the date of Inland Revenue approval of the Scheme and thereafter means the period of 42 days commencing on any of the following:

(a)	the day immediately following the day on which the Company makes an announcement of its results for the last preceding financial year, half year or other period;
(b)	any day on which the Directors resolve that exceptional circumstances exist which justify the grant of Options; or
(c)	any day on which any change to the legislation affecting savings-related share option schemes approved by the Inland Revenue under the Act is proposed or made;

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Holding Company means a company falling within the definition in Section 736 of the Companies Act 1985;

Issue or Reorganisation means any issue of Shares or other securities of the Company by way of capitalisation of profits or reserves (including share premium account and capital redemption reserve) and any issue of Shares or other securities of the Company by way of rights and any consolidation or sub-division or reduction of capital;

the London Stock Exchange means London Stock Exchange plc or any successor body thereto;

Market Value in relation to a Share on any day means the arithmetic average of the middle-market quotations of a Share as derived from the Daily Official List of the London Stock Exchange for three consecutive Dealing Days determined by the Directors which fall within the period of 30 days immediately preceding the day on which the relevant Options are granted (or within 42 days if there is a scaling-down under Rules 4.1 or 4.2);

Nominated Savings Authority means the savings authority or the savings authorities (as the case may be) nominated by the Directors for the purposes of the Scheme;

Option means a right to acquire Shares pursuant to this Scheme;

Option Holder means an Eligible Employee who has been granted an Option or, where the context admits, the personal representatives of any such person;

Option Period means a period of six months after the Bonus Date applicable to the relevant SAYE Contract;

Participating Company means the Company or any Subsidiary which is designated by the Directors as participating in the Scheme;

Specified Age means 65;

the Rules means the rules of the Scheme as amended from time to time;

SAYE Contract means a contract entered into by an Eligible Employee with the appropriate Nominated Savings Authority under a certified contractual savings scheme (within the meaning of Section 326(3) of the 1988 Act) and which has been approved by the Board of Inland Revenue for the purposes of Schedule 3 to the 2003 Act;

the Scheme means the Prudential Savings-Related Share Option Scheme constituted for the time being and established by these Rules in their present form or as from time to time amended in accordance with the provisions hereof;

Shares means fully paid ordinary shares of 5p each in the capital of the Company (including stock into which such shares may at any time have been converted) which comply with the provisions of Paragraphs 18 to 22 (inclusive) of Schedule 3 to the 2003 Act so far as relevant to the Scheme and “Shareholder” shall be construed accordingly;

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Subscription Price means the price per Share payable on the exercise of an Option (subject to adjustments under Rule 10) which on the day on which the Option is granted shall be the higher of:

(i)	if the Shares are to be subscribed, the nominal value of a Share; and
(i)	an amount determined by the Directors, being not less than 80% of the Market Value rounded down to the nearest penny;

Trustee means the trustee or trustees for the time being of any trust established for the benefit of Eligible Employees;

Subsidiary means any subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985 over which the Company has Control; and

UKLA means the Financial Services Authority acting in its capacity as the competent authority for the admission of shares to listing.

1.2 Where the context permits the singular shall include the plural and vice versa.

2. SCHEME LIMITS

2.1 No Option to subscribe for Shares shall be granted under the Scheme if the result of that grant would be that the aggregate number of Shares that could be issued on the exercise of that Option and any other Options granted at the same time, when added to the number of Shares that:

(a)	could be issued on the exercise of any other subsisting share options granted during the preceding ten years under the Scheme or Any Other Scheme; and
(b)	have been issued on the exercise of any share options granted during the preceding ten years under the Scheme or Any Other Scheme; and
(c)	have been issued during the preceding ten years under any profit sharing or other employee share incentive scheme (not falling within the definition of Any Other Scheme)

which would exceed 10 per cent of the ordinary share capital of the Company for the time being in issue.

2.2 For the purpose of this Rule 2, any Shares which may be issued to the Trustee to satisfy the exercise of an Option shall be included for the purposes of the limits.

3. INVITATIONS AND ACCEPTANCES TO PARTICIPATE

3.1 Every Eligible Employee shall be eligible to participate in the Scheme on the basis that such participation shall be deemed to constitute acceptance of an agreement to be bound by the Rules.

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3.2 The Directors may, during a Grant Period, invite all Eligible Employees to apply for Options at the Subscription Price provided that no invitation may be issued to any individual who is excluded from participation in the Scheme by Paragraph 11 of Schedule 3 to the 1988 Act. Each such invitation shall be made on identical terms inviting each Eligible Employee to apply for an Option to acquire Shares at the Subscription Price within a stated period of not less than 14 days nor more than 21 days from the date of the relevant invitation, at the end of which period the invitation shall lapse.

3.3 The Board may determine and include in the invitations details of the maximum number of Shares over which applications for Options are to be invited on that occasion.

3.4 Unless the Directors in their absolute discretion provide in an invitation that each Eligible Employee may elect for any or all of the following: the 3 Year Standard Bonus, the 5 Year Standard Bonus or the Maximum Bonus, then each Eligible Employee applying for an Option shall be deemed to have elected for the 5 Year Standard Bonus under Rule 3.5 below.

3.5 On receipt of such an invitation an Eligible Employee may apply to the Company to participate in the Scheme not later than the date stated in the invitation using such form as may be prescribed from time to time by the Directors:

(a)	The Eligible Employee shall state therein the amount of the monthly contribution that he or she wishes to pay under the SAYE Contract and, subject to Rule 3.2 above, shall elect whether the 3 Year Standard Bonus or the 5 Year Standard Bonus or, as the case may be, the Maximum Bonus is to be included in the sum in respect of which he or she wishes to be granted an Option.
(b)	The Eligible Employee shall enclose therewith as consideration for the grant of such Option an application form of the Nominated Savings Authority to enter into a SAYE Contract under which he or she shall agree to pay such monthly contributions (being a multiple of £1 and subject to the limits in Rule 3.6 below) as shall secure repayment on the relevant Bonus Date of an amount (including the Bonus) as nearly as possible equal to, but in any event not less than, the aggregate Subscription Price for the Shares over which he or she wishes to be granted an Option.
(c)	If required by the Directors, the Eligible Employee shall authorise the Participating Company by whom he or she is employed to deduct the subsequent contributions due under the SAYE Contract from his or her salary and to pay all contributions to the appropriate Nominated Savings Authority.

3.6 The aggregate monthly contributions payable by an Eligible Employee under all SAYE Contracts shall not exceed the lower of £250 per month and such other maximum as may be determined by the Directors and be permitted both by the Board of Inland Revenue pursuant to Schedule 3 to the 2003 Act and by the Nominated Savings Authority and shall not be less than £5 per month under each SAYE Contract or such other minimum as may be determined by the Directors and be permitted both by the Board of Inland Revenue and by the Nominated Savings Authority.

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3.7 Each Eligible Employee applying for an Option shall authorise the Directors to make appropriate amendments to the forms referred to in Rule 3.5 to give effect to the provisions of Rule 4 below.

4. SCALING DOWN

4.1 If, on receipt of all the applications for participation, the total number of Shares in respect of which Options have been applied for, calculated by dividing the aggregate of the sums in respect of which Eligible Employees wish to be granted Options by the Subscription Price, shall exceed the maximum number of Shares available for the Scheme at that time as determined by the Board pursuant to Rule 3.3 or any limitation under Rule 2, the following adjustments shall be made to the forms referred to in Rule 3.5 of each Eligible Employee in the order set out below:

(a)	if the repayment under the SAYE Contract would otherwise be taken as including the Maximum Bonus it shall be taken to include the 5 Year Standard Bonus;
(b)	if necessary, the maximum monthly contribution that each Eligible Employee may pay under the SAYE Contract shall be reduced by £10 (but not below the minimum specified in accordance with Rule 3.6);
(c)	if necessary, the monthly contribution which each Eligible Employee wishes to pay under the SAYE Contract shall be reduced on a pro-rata basis to the nearest multiple of £1 (but not below the minimum specified in accordance with Rule 3.6); and
(d)	if the repayment under the SAYE Contract would otherwise be taken as including a bonus, it should be taken as not including a bonus.

4.2 If after the operation of Rule 4.1 above, the number of Shares over which Options would otherwise be granted would still exceed the number of Shares available for the Scheme at that time, then at the discretion of the Directors either no Options shall be granted or Options shall be granted on such basis as the Board of Inland Revenue may approve. The Directors shall notify all Eligible Employees of the results of any scaling-down carried out under this Rule.

5. GRANT OF OPTIONS

5.1 Such Options as have been applied for by all Eligible Employees in accordance with Rule 3, or as may result from a scaling-down under Rule 4.1 or 4.2 above, shall be granted within thirty days after the first Dealing Day by reference to which the Market Value of the relevant Shares was established (or within forty-two days if there is a scaling-down under Rule 4.1 or 4.2) and shall only be granted to persons who on the date of grant remain Eligible Employees.

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5.2 Each Option shall be personal to the Option Holder to whom it is granted and shall not be capable of being transferred (other than by operation of law on the death of the Option Holder) and any purported transfer, assignment, charge, disposal or dealing with the rights and interests of an Option Holder under the Scheme shall entitle the Directors to cancel that Option.

5.3 The Company shall in due course issue in respect of each Option granted an Option certificate evidencing the Option. Option certificates shall be in such form as the Directors may from time to time determine.

5.4 No Options shall be granted later than ten years after the Approval Date.

6. TIME FOR EXERCISE OF OPTIONS AND LAPSE OF OPTIONS

6.1 Subject to the other provisions of this Rule 6:

(a)	no Option may be exercised by an Option Holder who is not then an employee or executive director of a Participating Company;
(b)	save as provided in this Rule 6 and Rule 8, an Option may not be exercised before the Bonus Date;
(c)	save as provided in Rule 6.3 and 6.4, an Option may not be exercised after the expiry of the Option Period; and
(d)	an Option shall be exercised in accordance with Rule 7.

6.2 The aggregate Subscription Price paid by an Option Holder on exercising an Option shall not exceed the total contributions repaid together with any Bonus or interest paid thereon under the SAYE Contract.

6.3 If an Option Holder dies before the relevant Bonus Date, the personal representatives of the Option Holder may exercise any Option then held by the Option Holder within twelve months after the date of death, but not otherwise.

6.4 If an Option Holder dies after the relevant Bonus Date but before the expiry of the Option Period, the personal representatives of the Option Holder may exercise any Option then held by the Option Holder within twelve months after the relevant Bonus Date, but not otherwise.

6.5 Subject to Rules 6.3 and 6.4 above, if an Option Holder ceases to be employed by a Participating Company by reason of:

(a)	injury or disability;
(b)	redundancy within the meaning of the Employment Rights Act 1996;
(c)	retirement on reaching Specified Age or any other age at which the Option Holder is bound to retire in accordance with the terms of his or her contract of employment;

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(d)	the office or employment of the Option Holder being with a company over which the Company ceases to have Control; or
(e)	the office or employment of the Option Holder being in relation to the business (or part of a business) which is transferred to a person who is neither an Associated Company nor a company over which the Company has Control any Option then held by the Option Holder may be exercised within six months after such cessation of employment (but not later than the expiry of the Option Period), but not otherwise.

6.6 If an Option Holder ceases to be employed by a Participating Company by reason of mutual termination of the employment other than for any of the reasons set out in Rules 6.3 to 6.5 above and the cessation of employment occurs more than three years after the date on which the Option was granted, any such Option then held by the Option Holder may be exercised within six months after such cessation of employment (but not later than the expiry of the Option Period), but not otherwise.

6.7 If an Option Holder ceases to be employed by a Participating Company for any reason other than one of those set out in Rules 6.3 to 6.6 above (whether lawfully or unlawfully), any Option then held by the Option Holder shall, unless it is then exercisable under this Rule 6 or Rule 8, lapse and be of no further effect.

6.8 For the purpose of Rule 6.5 to 6.7, an Option Holder shall not be treated as ceasing to be a director or employee of a Participating Company until: (i) he ceases to hold an office or employment in the Company or any company over which the Company has Control or an Associated Company; (ii) he ceases to hold an office or employment in a jointly owned company within the meaning of Inland Revenue Extra-Statutory Concession B27; or (iii) being a female employee who is absent from work wholly or partly because of pregnancy or confinement, she ceases to be entitled to exercise any statutory or contractual right to return to work.

6.9 If at the Bonus Date, an Option Holder holds an office or employment in a company which is not a Participating Company but which is:

(a)	an Associated Company; or
(b)	a company over which the Company has Control

any Option then held by the Option Holder may be exercised within 6 months of such Bonus Date.

6.10 If an Option Holder reaches the Specified Age but continues to be employed by a Participating Company, any Option then held by the Option Holder may be exercised within six months after the date upon which he or she reaches that age but not later than the expiry of the Option Period. If the Option is not exercised, it shall remain in being subject to the other provisions of this Rule 6.

6.11 If an Option Holder gives, or under the terms of an SAYE Contract is deemed to have given, notice to the Nominated Savings Authority that he or she intends to stop paying contributions under an SAYE Contract, the relevant Option shall, unless it is then exercisable under this Rule 6 or Rule 8 and is so exercised within the period permitted by the relevant Rule, thereupon lapse.

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6.12 Notwithstanding the other provisions of this Rule 6 and Rule 8, no Option may be exercised by an Option Holder who is precluded from participating in the Scheme by virtue of Paragraph 11 of Schedule 3 to the 2003 Act or by the personal representatives of a deceased Option Holder who at the date of death was so precluded.

7. METHOD OF EXERCISE OF OPTIONS

7.1 An Option may be exercised in whole or in part, but once only. The Option Holder shall deliver to the Company or to its agent appointed for the purpose a notice in such form as may be prescribed from time to time by the Directors (which may be endorsed on the Option certificate), stating therein the number of Shares in respect of which the Option Holder desires the Option to be exercised and providing to the Company the relevant Option certificate and paying (or causing to be paid) in full the aggregate Subscription Price due or, if the Option is being exercised in part only, the appropriate portion thereof; the notice shall take effect upon its receipt by the Company or its agent, as the case may be together with the payment for shares. The date of such receipt shall constitute the date of exercise of such Option. A notice shall be of no effect unless received by the Company before the expiry of the particular period in which the Option is exercisable.

7.2 Where the Option is to be satisfied by the issue of new Shares, the Option Price shall be payable to the Company. Where the Option is to be satisfied by the transfer of Shares by the Trustee, the Option Price shall be payable to the Trustee or to the Company as agent for the Trustee.

7.3 The Shares in respect of which an Option is exercised shall be registered in the name of the Option Holder or as the Option Holder may direct within 30 days of the date of exercise of the Option.

7.4 If and for so long as the Shares are admitted to listing by the UKLA and to trading by the London Stock Exchange, the Company shall use its best endeavours to obtain admission to such listing and trading for all Shares allotted following the exercise of an Option as soon as reasonably practicable thereafter.

7.5 Shares allotted or transferred following the exercise of an Option shall rank pari passu in all respects with the other Shares then in issue save as regards rights attaching by reference to a record date which precedes the date of allotment. Any Shares acquired on the exercise of Options shall be subject to the articles of association of the Company from time to time in place.

8. TAKEOVER OFFERS AND LIQUIDATION

8.1 If any person obtains Control of the Company as a result of making a general offer to acquire the whole of the Shares (other than those already owned or controlled by that person) which is either unconditional or is made on a condition such that if it is satisfied the offeror will have Control of the Company, notice in writing thereof shall be given by the Company to all Option Holders and an Option Holder shall at any time within six months after the offeror has obtained Control of the Company and any conditions subject to which the offer was made have been satisfied be entitled to exercise his or her Option provided that the Option Holder does so before the expiry of the Option Period PROVIDED THAT if, during such period of six months:

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(a)	the offeror gives notice to dissenting Shareholders pursuant either to Section 429(1) or to Section 429(2) of the Companies Act 1985 that the offeror desires to acquire their Shares the Company shall forthwith inform all Option Holders in writing and Options not exercised by the date on which the first notice to be served expires, shall thereupon lapse; or
(b)	the offeror gives notice to other Shareholders in accordance with Section 430A(3) of the Companies Act 1985 that they may require the offeror to acquire their Shares, the Company shall forthwith inform all Option Holders in writing, and Options not exercised within one month of the date of the said notice to other Shareholders shall thereupon lapse.

For the purposes of this Rule “Control” shall be construed as if the offeror owned the Shares of any persons acting in concert with the offeror within the meaning of the City Code on Takeovers and Mergers.

8.2 If under Section 425 of the Companies Act 1985 the Court orders a meeting to be summoned in connection with a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, notice in writing thereof shall be given by the Company to all Option Holders and an Option Holder shall at any time after such compromise or arrangement has been sanctioned by the Court be entitled to exercise his or her Option (provided the Option Holder does so before the expiry of the Option Period) but to the extent that the Option has not been exercised when such compromise or arrangement becomes effective, it shall lapse.

8.3 If a general meeting of the Company passes a resolution for the voluntary winding up of the Company, an Option Holder shall be entitled to exercise his or her Option within two months after such resolution has been passed (provided that the Option Holder does so before the expiry of the Option Period). Any Options not so exercised shall lapse, but Option Holders who have exercised their Options shall be entitled to share in the assets of the Company with existing Shareholders in the same manner as they would have been entitled had they actually held the Shares before the resolution was passed.

8.4 An Option shall lapse in the event of the Company being wound up otherwise than on a voluntary winding up.

9. OPTION ROLL-OVER

9.1 This Rule shall apply where any of the following events occur:

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(a)	a company obtains Control of the Company as a result of making either a general offer to acquire the whole of the Company’s issued ordinary share capital other than that which is already owned by it and by its Holding Company (if any) and by any subsidiaries of its Holding Company and which is made on a condition that if it is satisfied the offeror will have such Control, or a general offer to acquire all shares in the Company which are of the same class as the Shares; or
(b)	a company obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the Court under Section 425 of the Companies Act 1985; or
(c)	a company becomes bound or entitled to acquire shares in the Company under Sections 429 to 430B of the Companies Act 1985.

9.2 Notwithstanding anything to the contrary in these Rules an Option Holder may,

(a)	in a case falling within Rule 9.1(a) within the period of six months beginning with the time when the person making the offer has obtained Control and any other condition subject to which the offer is made is satisfied;
(b)	in a case falling within paragraph 9.1(b) within the period of six months beginning with the time when the Court sanctions the compromise or arrangement; and
(c)	in a case falling within paragraph 9.1(c) within the period during which the person remains bound or entitled as mentioned in that paragraph by agreement with the Acquiring Company, release his or her Option under the Scheme, in consideration of the grant to the Option Holder of new rights (a “new Option”) which, by reference to the provisions of Paragraph 39 of Schedule 3 to the 2003 Act, are equivalent to the rights granted by the Option but relate to shares in a different company (whether the Acquiring Company or some other company falling within Paragraph (b) or (c) of Paragraph 18 of Schedule 3 to the 2003 Act) (the new grantor). With effect from the date of release, references in Rules 6 to 13 to “the Company” and “Shares” shall, in relation to the new Option, be construed as references to the new grantor and to shares in the new grantor respectively.

10. ADJUSTMENT OF OPTIONS

Following any Issue or Reorganisation, the number or nominal amount of Shares comprised in each Option and/or the Subscription Price payable therefore may be adjusted by the Directors in such manner as they may determine provided always that the Auditors have first confirmed in writing to the Directors that any such adjustment is in their opinion fair and reasonable but so that the aggregate Subscription Price payable on the exercise of any Option shall not be increased thereby and provided also that no such adjustment shall be made to the extent that it would result in a Share being issued at less than its nominal value and provided that no adjustment shall be made without the prior approval of the Board of Inland Revenue. Following the adjustments the Shares continue to satisfy the conditions specified in Paragraphs 18 to 22 of Schedule 3 to the 2003 Act. Notice of any such adjustments shall be given to the Option Holders by the Directors who may call in Option certificates for endorsement or replacement.

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11. NOTICES AND ADMINISTRATION

11.1 Save as otherwise provided herein, notices or documents required to be given to an Eligible Employee or an Option Holder shall either be delivered to the relevant person by hand at his or her normal place of work or sent to the relevant person by post at his or her last known address and where a notice is sent by post it shall be deemed to have been given 48 hours after it was put into the post properly addressed and stamped.

11.2 Save as otherwise provided herein, notices or documents required to be given to the Company by an Eligible Employee or Option Holder shall be properly given if delivered by hand to the Secretary of the Company at its registered office or sent to the Secretary by post at that office and where a notice is sent by post it shall be deemed to have been given 48 hours after it was put in the post properly addressed and stamped.

11.3 The Company shall keep available sufficient of its authorised but unissued share capital or otherwise procure that sufficient Shares are or will be available to satisfy all outstanding Options and, subject to Rule 2 and Rule 4.1, all outstanding invitations to apply for Options.

11.4 The decision of the Directors in any dispute or question relating to an Option or the due exercise thereof for which specific provision is not made in the Rules shall be final and conclusive subject to the advice of the Auditors having been obtained when so required under the provisions of the Scheme.

12. VARIATIONS AND TERMINATION

12.1 The Directors may at any time and from time to time by resolution make any modification or alteration to the Scheme provided that no modification or alteration shall:

(a)	take effect until it shall have been approved by the Board of Inland Revenue in accordance with Schedule 3 to the 2003 Act;
(b)	be made which would adversely affect any of the subsisting rights of Option Holders except with the consent of Option Holders who, if they exercised their Options in full, would become entitled to not less than 75% of all Shares which fall to be allotted upon the exercise in full of all outstanding Options; and
(c)	be made, except in the case of a minor amendment to benefit the administration of the Scheme or with the prior approval of the Company in general meeting, if any of the following provisions of the Scheme are being modified or altered to the advantage of existing or future Option Holders:

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(i)	the definition of Eligible Employee, Market Value and Subscription Price;
(ii)	the limitations on the number of Shares subject to the Scheme;
(iii)	the maximum entitlement for any Eligible Employee under the Scheme;
(iv)	the basis for determining an Eligible Employee’s entitlement to Shares under the Scheme;
(v)	the terms of Shares to be provided under the Scheme; and
(vi)	the adjustments to Options, under Rule 10, in the event of an Issue or Reorganisation.

unless it is made by the Directors as an amendment or addition to these Rules which they consider necessary or desirable in order to comply with or take account of the provisions of any proposed or existing legislation or to take advantage of any changes to the legislation or to obtain or maintain favourable taxation treatment of the Company and any Subsidiary or any Option Holder PROVIDED THAT such amendments or additions do not affect the basic principles of the Scheme.

12.2 Notwithstanding the provisions of Rule 12.1 above the Directors may make any alterations to these Rules (other than Rule 2) required to ensure that this Scheme becomes and remains approved by the Board of Inland Revenue.

12.3 The Company in general meeting or the Directors may at any time resolve to terminate the Scheme in which event no further Options shall be granted but the provisions of the Scheme shall in relation to Options then subsisting continue in full force and effect.

12.4 Written notice of any alteration made in accordance with Rule 12.1 above shall be given to all Option Holders.

13. GENERAL

13.1 Any Participating Company may provide money to the Trustee or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent not prohibited by Section 151 of the Companies Act 1985.

13.2 Participation in the Scheme by an Eligible Employee is a matter entirely separate from any right or entitlement the Eligible Employee may have and from his or her terms or conditions of employment and participation in this Scheme shall in no respect whatever affect in any way an Eligible Employee’s rights or entitlements or terms or conditions of employment and in particular (while not limiting the generality of the foregoing words) any Eligible Employee who leaves the employment of a Participating Company shall not be entitled to and waives all and any rights to compensation for any loss of any right or benefit or prospective right or benefit under the Scheme which he or she might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful or unfair dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

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13.3 The existence of any Option shall not affect in any way the right or power of the Company or its shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s capital structure, or any merger or consolidation of the Company, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its business, or any other corporate act or proceeding, whether of a similar character or otherwise.

13.4 The Company, or where the Directors so direct any Subsidiary, shall pay the appropriate stamp duty on behalf of the Option Holders in respect of any transfer of Shares on the exercise of the Options.

13.5 Benefits under the Scheme shall not be pensionable.

13.6 These rules shall be governed by, and construed in accordance with, the laws of England.

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THE RULES OF THE
PRUDENTIAL
2003 SAVINGS-RELATED
SHARE OPTION SCHEME

PROPOSED FOR APPROVAL BY SHAREHOLDERS IN GENERAL MEETING ON 9 MAY 2003